KW 3/20/14

14048293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HGP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 S. YORK ST., SUITE 230
(No. and Street)

ELMHURST (City) IL (State) 60126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN PHILLIPS 312-276-5180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN R. WATERS & COMPANY
(Name – *if individual, state last, first, middle name*)

123 N. WACKER DRIVE, SUITE 1550 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DN 3/24/14

OATH OR AFFIRMATION

I, JONATHAN PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HGP SECURITIES, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Notary Public

OFFICIAL SEAL
DESISLAVA GEORGIEVA
Notary Public - State of Illinois
My Commission Expires Jul 23, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HGP SECURITIES, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

HGP SECURITIES, LLC
(A Limited Liability Company)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members of
HGP Securities, LLC

We have audited the accompanying financial statements of HGP Securities, LLC (An Illinois Limited Liability Company) which comprise the statement of financial condition as of December 31, 2013 and December 31, 2012 and the related statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. HGP Securities, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS
JOHN R. WATERS & COMPANY
123 N. Wacker Drive, Suite 1550, Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HGP Securities, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 27, 2014

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013 AND 2012
(See Accompanying Independent Auditors' Report)

ASSETS

	2013	2012
CURRENT ASSETS:		
Cash	$142,473	$102,288
Accounts receivable	36,872	20,425
Due from affiliate	1,141	705
Prepaid expenses	47,257	40,679
TOTAL CURRENT ASSETS	227,743	164,097
PROPERTY AND EQUIPMENT, NET	4,071	5,758
OTHER ASSETS:		
Deposits	1,471	224
TOTAL ASSETS	$233,285	$170,079

LIABILITIES AND MEMBERS' EQUITY

	2013	2012
CURRENT LIABILITIES:		
Accounts payable	$ 12,365	$ 17,423
Accrued expenses	8,258	19,306
Deferred revenue	2,500	-
TOTAL CURRENT LIABILITIES	23,123	36,729
MEMBERS' EQUITY (EXHIBIT III)	210,162	133,350
TOTAL LIABILITIES AND MEMBERS' EQUITY	$233,285	$170,079

The accompanying notes are an integral part of this statement.

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(See Accompanying Independent Auditors' Report)

	2013	2012
REVENUE	$1,299,572	$5,917,361
OPERATING EXPENSES:		
Officer compensation	689,500	4,945,400
Salaries	260,346	641,316
Payroll taxes	16,632	23,014
Employee benefits	30,164	14,183
Advertising	14,769	4,219
Professional and compliance	36,593	25,109
Rent and occupancy costs	54,680	25,101
Office supplies and expense	11,960	16,546
Telecommunications	16,258	10,255
Information technology	55,616	29,018
Computer expense	-	1,205
Licenses and registrations	7,808	19,234
Other taxes and licenses	8,727	891
Dues and subscriptions	18,163	6,845
Insurance	23,153	4,339
Travel	73,212	59,160
Meals and entertainment	1,666	3,589
Charitable contributions	-	2,500
Depreciation	1,687	197
Bank charges	210	480
TOTAL OPERATING EXPENSES	1,321,144	5,832,601
NET INCOME (LOSS)	$ (21,572)	$ 84,760

The accompanying notes are an integral part of this statement.

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(See Accompanying Independent Auditors' Report)

	2013	2012
MEMBERS' EQUITY - BEGINNING OF YEAR	$133,350	$ 60,101
Capital distributions	(1,616)	(11,511)
Capital contributions	100,000	-
Net income (loss) (Exhibit II)	(21,572)	84,760
MEMBERS' EQUITY - END OF YEAR (Exhibit I)	$210,162	$133,350

The accompanying notes are an integral part of this statement.

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(See Accompanying Independent Auditors' Report)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (21,572)	$ 84,760
Items which do not affect cash:		
Depreciation	1,687	197
Changes in operating assets and liabilities:		
Accounts receivable	(16,447)	5,494
Due from affiliate	(436)	(705)
Deposits	(1,247)	(78)
Prepaid expenses	(6,578)	(32,124)
Accounts payable	(5,058)	14,914
Accrued expenses	(11,048)	19,306
Due to affiliate	-	(4,088)
Deferred revenue	2,500	-
NET CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES	(58,199)	87,676
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(5,955)
NET CASH (APPLIED TO) INVESTING ACTIVITIES	-	(5,955)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions	100,000	-
Member distributions	(1,616)	(11,511)
NET CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES	98,384	(11,511)
NET INCREASE IN CASH	40,185	70,210
CASH - BEGINNING OF YEAR	102,288	32,078
CASH - END OF YEAR	$142,473	$102,288

HGP SECURITIES, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012
(See Accompanying Independent Auditors' Report)

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

HGP Securities, LLC (the Company), formed under a certain Operating Agreement dated April 9, 2008, is a fully disclosed broker-dealer and, as of September 22, 2009, is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides capital raising services and merger and acquisition advisory services to companies in the health-care industry.

Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes gross revenues from capital raising services and merger and acquisition advisory services when the earnings process is substantially complete in accordance with the contract for the services provided.

Cash - Cash consists of cash on deposit at a major financial institution. From time to time the account balance may be in excess of amounts insured by the Federal Deposit Insurance Corporation. Management does not believe the Company is exposed to any significant credit risk.

Accounts receivable - Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Deferred revenues - Deferred revenues arising from retainers are recognized as revenues when considered earned.

Property and Equipment - Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of three to four years. Depreciation expense aggregated $1,687 and $197 for 2013 and 2012, respectively. The following is a summary of property and equipment at December 31, 2013 and 2012:

	2013	2012
Computer equipment	$ 2,070	$ 2,070
Website development costs	3,885	3,885
Sub-total	5,955	5,955
Less accumulated depreciation	(1,884)	(197)
Net property and equipment	$ 4,071	$ 5,758

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Advertising - Advertising costs are expensed when incurred and are included in operating expenses. Advertising expense aggregated $14,769 and $4,219 in 2013 and 2012, respectively.

NOTE 2 - RELATED PARTY TRANSACTIONS

During 2011, the Company entered into an expense sharing agreement related to office costs, such as rent, utilities, and other miscellaneous office expenses with another company related through common ownership. The expense sharing agreement stipulates that the Company is liable for approximately 25% of these costs. In July 2012, the Company assumed the operating lease for office space. The Company had the option to renew the expense sharing agreement on an annual basis; however, the agreement was terminated on November 30, 2012.

The Company has a receivable from this related party for a loan and shared bookkeeping services. At December 31, 2013 and 2012, the affiliate owed the Company $1,141 and $705, respectively.

During 2012, the Company also purchased property and equipment from the related party at book value of $5,955.

In addition, the Company reimburses one of the members $300 for monthly office rent expense incurred by the member on a month-to-month basis.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In 2013 and 2012, the Company had a minimum net capital requirement of $5,000. Net capital and aggregate indebtedness change from day to day, but at December 31, 2013, and 2012, the Company had net capital of $119,350 and $65,559, respectively, which was $114,350 and $60,559 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was .17 to 1.0 and .56 to 1.0 at December 31, 2013 and 2012, respectively.

NOTE 4 - CUSTOMER CONCENTRATIONS

During 2013 and 2012, the Company had two customers that accounted for 61% of sales and three customers that accounted for 80% of sales, respectively. At December 31, 2013 and 2012, the Company had five customers representing 90% of accounts receivable and two customers representing 100% of accounts receivable, respectively.

The Company provides merger and acquisition advisory services to companies in the healthcare industry; these are designed to be non-recurring deals. Further, the Company has relied upon several referral sources. Management does not believe the Company is exposed to significant risk from concentrations in customers or referral sources.

NOTE 5 - INCOME TAXES

The financial statements do not include a provision for federal income taxes since the members recognize their proportionate share of the Company's income or loss on their individual tax returns. However, the Company remains liable for any applicable state taxes. The Company's tax returns for the latest three years remain open for examination by federal and state taxing authorities.

NOTE 6 - LEASE COMMITMENTS

In July 2012, the Company assumed the operating lease of a related party for office space with an unrelated third party that expires September 2014. The lease provides for monthly base rent of $3,917, increased annually by 2% per year. There is a three year renewal option. In addition to base rents, the Company is also responsible for certain utility costs.

Total occupancy costs, including member reimbursements from Note 2, aggregated $54,680 and $25,101 in 2013 and 2012, respectively.

NOTE 7 - SUBSEQUENT EVENTS

All material events from December 31, 2013 through the date these financial statements were issued, which is the date of the Auditors' Report, have been either disclosed or adjusted in the financial statements.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

DECEMBER 31, 2013 AND 2012

The accompanying schedule is prepared in accordance with the requirement and general format of FOCUS Form X-17 A-5

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
HGP Securities, LLC

We have audited the financial statements of HGP Securities, LLC (A Limited Liability Company) as of and for the years ended December 31, 2013 and 2012 and have issued our report thereon dated February 27, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information, presented in Schedules A and B, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

John R. Waters & Company

Chicago, Illinois
February 27, 2014

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS
JOHN R. WATERS & COMPANY
123 N. Wacker Drive, Suite 1550, Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

HGP SECURITIES, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2013 AND 2012
(See Accompanying Independent Auditors' Report on Supplementary Information)

	2013	2012
NET CAPITAL:		
Total members' equity (Exhibit III)	$210,162	$133,350
Deductions:		
Non-allowable assets:		
Accounts receivable	36,872	20,425
Due from affiliate	1,141	705
Property and equipment, net	4,071	5,758
Deposits	1,471	224
Prepaid expenses	47,257	40,679
Total deductions	90,812	67,791
NET CAPITAL	119,350	65,559
MINIMUM NET CAPITAL REQUIREMENT	5,000	5,000
EXCESS NET CAPITAL	$114,350	$ 60,559
AGGREGATE INDEBTEDNESS		
Total liabilities less deferred revenue	$ 20,623	$ 36,729
Ratio of aggregate indebtedness to net capital	.17 to 1.0	.56 to 1.0

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

HGP SECURITIES, LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2013 AND 2012
(See Accompanying Independent Auditors' Report on Supplementary Information)

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of HGP Securities, LLC

In planning and performing our audits of the financial statements and supplemental schedules of HGP Securities, LLC (A Limited Liability Company) for the years ended December 31, 2013 and 2012, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11).
2. Procedure for determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components do not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the years ended December 31, 2013 and 2012 and this report does not affect our report thereon dated February 27, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 and 2012 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 27, 2014

HGP SECURITIES, LLC
(A Limited Liability Company)

SIPC ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2013

HGP SECURITIES, LLC
(A Limited Liability Company)

CONTENTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of HGP Securities, LLC:

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by HGP Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating HGP Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC7). HGP Securities, LLC.'s management is responsible for HGP Securities, LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared to the listed assessment payments in Form SIPC-7 with respective cash disbursement entries on the cash disbursements journal noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments report in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John R Waters & Company

Chicago, Illinois
February 27, 2014

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068080
HGP SECURITIES, LLC
105 S. YORK ST.
SUITE 230
ELMHURST, IL 60126

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $3,164

B. Less payment made with SIPC-6 filed (exclude interest) (1,719)
7/26/13
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,445

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $1,445

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,445

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HGP SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 29 day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 13
and ending DEC 31, 20 13
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $1,299,571

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

reimbursed out of pocket expenses and data room fees — 33,803

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 33,803

2d. SIPC Net Operating Revenues — $1,265,768

2e. General Assessment @ .0025 — $3,164

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